Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2003

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant's Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9(0) Andar
Sao Paulo, SP, Brazil 01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1	Announcement of a Material Fact dated March 26, 2003 - Continuance of the Share Repurchase Program

2	Minutes from the Board of Directors Meeting held on March 26, 2003

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ n(0) 33.256.439/0001- 39

ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to CVM Instruction 358 of January 3 2002, ULTRAPAR PARTICPAÇÕES S.A. informs its Shareholders that at a meeting held on March 26, 2003, the Board of Directors approved, in accordance with Article 7 of the Company Bylaws and CVM Instruction 10 of February 14, 1980, the respective CVM Explanatory Note 16/80 and CVM Instruction 268 of November 13, 1997, the continuance of the share repurchase program of its own nominative preferred shares, with no reduction in capital stock. The said share repurchase program will be for the purposes of cancellation or holding as treasury stock and subsequent sale, based on the fact that the Board of Directors understands that the acquisition of preferred shares for holding as treasury stock is an interesting alternative for investing the Company’s available financial resources. The share repurchase program will adopt the following criteria:

1.	Repurchase limit as per Articles 3 and 5 of the said CVM Instruction 10/80 and the ownership structure as of March 26, 2003: up to 1,810,652,508 (one billion, eight hundred and ten million, six hundred and fifty-two thousand, five hundred and eight) preferred shares, corresponding to 10% of the free float in preferred shares excluding those preferred shares held by the controlling shareholders and 20,199,760 (twenty million one hundred ninety-nine thousand, seven hundred and sixty) preferred shares held as treasury stock;

2.	Repurchase period: 90 (ninety) days, from March 27, 2003;

3.	Price of acquisition: market price;

4.	Institutions authorized to act as brokers:

a) ITAU CORRETORA DE VALORES S.A Av. Engenheiro Armando de Arruda Pereira, 707 Torre Eudoro Villela - 15th floor - Sao Paulo/SP

b) MAGLIANO S.A CCVM Rua Bela Cintra, 986 — 2nd floor — São Paulo/SP

c) UBS WARBURG CCVM S.A. Praia de Botafogo, 228 - 16th floor, ala B - Rio de Janeiro/RJ

Sao Paulo, March 27, 2003

Fabio Schvartsman
Investor Relations Director

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.

PUBLICLY LISTED COMPANY

CNPJ n(0) 33.256.439/0001-39               NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2003)

Date, Time and Place:

March 26, 2003 at 2:30 p.m. at the Company’s head office at Av. Brigadeiro Luiz Antônio, 1343 – 9th floor in the City and State of São Paulo.

Presence:

The undersigned members of the Board of Directors.

Deliberations:

1)	Considering it to be opportune to proceed with the share repurchase program of the Company’s own preferred shares, without a reduction in its capital stock, for the purpose of cancellation or for holding as treasury stock and subsequent sale, and in compliance with CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997, and pursuant to Article 7 of the Bylaws, the Board of Directors approved this proposal, understanding that the acquisition of preferred shares for holding as treasury stock is an interesting alternative for investing the Company’s available financial resources.

1.1	The acquisition limit: up to 1,810,652,508 (one billion, eight hundred and ten million, six hundred and fifty-two thousand, five hundred and eight) preferred shares, corresponding to 10% of the free float of this class of shares, not including the preferred shares held by the controlling shareholders and 20,199,760 (twenty million, one hundred and ninety-nine thousand, seven hundred and sixty) preferred shares currently held as treasury stock;

2.2	Repurchase period: 90 (ninety) days from March 27, 2003;

2.3	- Price of acquisition: market price;

2.4	- Institutions authorized to act as brokers :

a) ITAU CORRETORA DE V ALORES S.A Av. Engenheiro Armando de Arruda Pereira, 707 Torre Eudoro Villela — 15th floor — São Paulo/SP

b) MAGLIANO S.A CCVM Rua Bela Cintra, 986 – 2nd floor — São Paulo/SP

c) UBS WARBURG CCVM S.A. Praia de Botafogo, 228 - 16th floor, ala B - Rio de Janeiro/RJ

Observation: The decisions were approved by a majority vote with the abstention of the Board Member, Renato Ochman.

There being no further pending matters on the agenda, the meeting was declared closed. The present minutes were duly transcribed and having been read and approved, were signed by all members of the Board of Directors present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Ana Maria Levy Villela Igel

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

Renato Ochman

Paulo Vieira Belotti

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman
Name: Fabio Schvartsman Title: Chief Financial Officer

Date: March 27, 2003